Exhibit 99.1

Taomee Holdings Limited Announces Receipt of “Going Private” Proposal at US$0.1794 Per Ordinary Share or US$3.588 Per ADS

SHANGHAI, June 1, 2015 /PRNewswire/ — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today announced that its board of directors has received a non-binding proposal letter dated May 30, 2015 from Mr. Benson Haibing Wang, a director and the chief executive officer of the Company, Mr. Roc Yunpeng Cheng, a director and the president of the Company, and affiliates of the foregoing, and Orient Securities Ruide (Shanghai) Investment Management Co., Ltd., a subsidiary of Orient Securities Company Limited, (together with Mr. Benson Haibing Wang and Mr. Roc Yunpeng Cheng, the “Consortium Members”) to acquire all of the outstanding shares of the Company not currently owned by the Consortium Members (including shares represented by American Depositary Shares; or “ADS,” with each ADS representing 20 ordinary shares of the Company) in a “going private” transaction (the “Transaction”) at a price of US$0.1794 in cash per ordinary share of the Company or US$3.588 in cash per ADS of the Company, as the case may be.

According to the proposal letter, the Consortium Members intend to form an acquisition vehicle for the purpose of implementing the Transaction, and have agreed to work with each other exclusively in pursuing the Transaction. The Consortium Members intend to finance the Transaction with a combination of equity capital funded by the Consortium Members and third-party debt. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s board of directors has formed a special committee (the “Special Committee”) consisting of three independent directors, Mr. JP Gan, Mr. Shengwen Rong and Mr. Ted Lai, to consider this proposal. Mr. Shengwen Rong is appointed as the chair of the Special Committee. The Company expects that the Special Committee will retain a financial advisor and legal counsel to assist it in its work. The Company cautions its shareholders and others considering trading in its securities that the Company has just received the non-binding proposal and has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games, and mobile applications, as well as through traditional media, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in mainland China, Hong Kong, and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

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Exhibit A

May 30, 2015

The Board of Directors

Taomee Holdings Limited

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233

People’s Republic of China

Dear Members of the Board of Directors,

We, Benson Haibing Wang, Joy Union Holdings Limited, Roc Yunpeng Cheng, Charming China Limited, and Orient Securities Ruide (Shanghai) Investment Management Co., Ltd., a subsidiary of Orient Securities Company Limited (collectively, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares of Taomee Holdings Limited (the “Company”) and the American Depositary Shares of the Company (“ADSs”, each ADS representing 20 ordinary shares of the Company), in both cases, that are not already beneficially owned by us in a “going private” transaction on the principal terms and conditions described in this letter (the “Transaction”).

We believe that our Proposal of US$0.1794 per ordinary share of the Company and US$3.588 per ADS, as the case may be, in cash provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 20% to the closing price of the Company’s ADSs on May 29, 2015 and a premium of 13.76% to the volume-weighted average closing price of the Company’s ADSs during the last 30 trading days.

Set forth below are the key terms of our Proposal.

1.             Consortium.  The Consortium Members have entered into a consortium agreement, pursuant to which we will form an acquisition vehicle for the purpose of implementing the Transaction, and have agreed to work with each other exclusively in pursuing the Transaction. Please also note that the Consortium Members who own ordinary shares of the Company and/or ADSs are currently interested only in pursuing the Transaction and are not interested in selling their stake in any other transaction involving the Company.

2.             Transaction and Purchase Price.  We propose to acquire all of the outstanding ordinary shares of the Company and the ADSs not already beneficially owned by us at a purchase price equal to US$0.1794 per ordinary share and US$3.588 per ADS, as the case may be, in cash through a one-step merger of an acquisition vehicle newly formed by the Consortium Members with and into the Company.

3.             Sources of Financing.  We intend to finance the Transaction with a combination of equity capital funded by the Consortium Members and third-party debt.

4.             Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We believe that we and our financing sources will be in a position to complete due diligence in a timely manner and in parallel with discussions on definitive agreements.

5.             Definitive Documentation.  Consummation of the Transaction would require negotiation and execution of a definitive merger agreement, as well as other customary agreements for a transaction of this nature, each containing terms and conditions appropriate for transactions of this type. We have retained Shearman & Sterling LLP as international legal counsel to the Consortium Members and are prepared to provide draft agreements promptly.

6.             Confidentiality.  We are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

7.             Process.  We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

8.             Miscellaneous.  This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future.  This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9.             Public Disclosure.  In light of United States securities law requirements, certain Consortium Members will be making a filing with the Securities and Exchange Commission on Schedule 13D in which this letter will be publicly disclosed.

* * * * *

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Benson Haibing Wang

By:	/s/ Benson Haibing Wang

Joy Union Holdings Limited

By:	/s/ Benson Haibing Wang
Name:	Benson Haibing Wang
Title:	Director

Roc Yunpeng Cheng

By:	/s/ Roc Yunpeng Cheng
Charming China Limited

By:	/s/ Roc Yunpeng Cheng
Name:	Roc Yunpeng Cheng
Title:	Director

Orient Securities Ruide (Shanghai)
Investment Management Co., Ltd.

By:	/s/ Bo Chen

(company chop)

Name: Bo Chen
Title: Executive Director